July 23, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	JNL Series Trust – Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-196732)
Dear Sir or Madam:
On behalf of JNL Series Trust (the "Trust"), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and Regulation C thereunder is a post-effective amendment ("Post-Effective Amendment No. 1") to the registration statement for the Trust on Form N-14 (the "Registration Statement").  Post-Effective Amendment No. 1 is being filed solely for the purpose of including in the Registration Statement the consent of the independent registered public accounting firm.  This Post-Effective Amendment No. 1 to the Registration Statement shall become effective immediately upon filing pursuant to paragraph (b) of Rule 485 under the 1933 Act.
This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.
If you have any questions or comments regarding the foregoing, please contact me at (517) 367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

Enclosure